SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                           For the month of April 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                             ---                            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                       Yes                           No  X
                          -----                          --

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                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3

                                   CALL NOTICE

                          ANNUAL SHAREHOLDERS' MEETING


The shareholders of Tele Nordeste Celular Participacoes S/A ("Company") are invited to the Annual Shareholders' Meeting, to be held at 11:00 a.m. on May 15, 2003, at the Company's head offices in the City of Recife, State of Pernambuco, located at Av. Conde da Boa Vista, 800, 2(0) andar - Boa Vista, to decide on the following agenda: 1) approve the capital increase and resulting amendment to
Article 5 of the Bylaws; 2) nominate and elect a substitute member and Chairman of the Board of Directors.

Note: a) according to Article 15, Sole Paragraph of the Bylaws, the holders of book-entry shares or shares in custody who wish to attend the Shareholders' Meetings, must deposit at the Company's headquarters up to two (02) business days before the respective Meeting, in addition to their Identity Card and respective proxy/power of attorney, if applicable, evidence/statement issued by the depositary financial institution/trustee; b) the documents related to the Shareholders' Meeting will be available to the shareholders at the Company's head offices, on the publication date of this call notice.

                             Recife, April 25, 2003.



                               Board of Directors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 23, 2003

                                        By  /s/  Walmir Urbano Kesseli
                                            --------------------------
                                            Name:  Walmir  Urbano Kesseli
                                            Title: Chief Financial Officer